1100 - 1199 W. Hastings St.
Vancouver, B.C. V6E 3T5
Tel: 604-681-9059
Fax: 604-688-4670
www.quaterraresources.com

October 9, 2007	QTA-TSX. VENTURE
NR-08-07

QUATERRA CONFIRMS AND EXPANDS SHALLOW CHALCOCITE MINERALIZATION AT MACARTHUR

Twin drilling shows continuous oxide mineralization, project manager appointed

VANCOUVER, B.C. - Quaterra Resources Inc. today announced that drilling at its 100%-owned MacArthur project near Yerington, Nevada, has confirmed and expanded an area of shallow, partially oxidized chalcocite mineralization 1,000 feet north and west of the MacArthur copper oxide pit.

Assay data from 11 drill holes in the chalcocite zone show mineralization averaging 0.23% total copper (TCu) over an average thickness of 96 feet along a strike length of approximately 3,500 feet and a width of 1,000 feet. These broad intercepts include narrower zones of higher grade mineralization of up to 0.74% TCu (See table 1). The chalcocite zone is open in all directions with the strongest mineralization to the northwest and to the south, where it is expected fill in the sparsely drilled area just north of the pit. Intrusive rocks above the chalcocite zone locally show oxide copper grades in the 0.2% to 0.3% TCu range. Additionally, twin-drilling in the MacArthur pit has encountered some chalcocite mineralization beneath the oxide mineralization; assays are pending.

Five core holes drilled in the MacArthur pit to twin historical rotary percussion holes and provide RQD and density data all show continuous copper oxide mineralization starting at the surface (See table 2). Grades include 245 feet of 0.29% TCu in hole QMT-2 starting at the surface; 145 feet of 0.22% TCu in hole QMT-1 starting at the surface; and 46.3 feet of 0.50% TCu in hole QMT-4 starting at 37.7 feet. Quaterra is currently twinning an additional 15 holes with reverse circulation drilling and will evaluate current versus historical assays on completion of this work.

Acid soluble copper mineralization at MacArthur occurs as chrysocolla, copper wad (neotocite), pitch limonite, residual chalcocite and minor malachite and azurite, all hosted in medium grained, biotite, quartz monzonite. Quaterra’s drilling, mapping and data compilation has shown this mineralization open on all sides.

An expanded drill program is currently underway at MacArthur with two drill rigs to test the copper oxide mineralization in and around the MacArthur pit, and to systematically explore on a 500 foot grid spacing for acid soluble chalcocite/oxide mineralization north and west of the existing pit boundary. A total of approximately 12,800 feet have been drilled in 22 copper oxide holes and 16 chalcocite exploration holes. Today’s release includes assay results from five of the copper oxide holes and 11 of the chalcocite holes. Additional assay results from these holes and from the ongoing drilling program will be released in batches over the next several months.

To assist with the management of the expanding program at MacArthur, Quaterra has signed a consulting agreement with Mr. Robert Akright as manager for the project. Mr. Akright has spent his entire career in minerals exploration, development, and project management including three years with

Homestake Mining and 11 years with Occidental Minerals. Mr. Akright will assist District Manager David Heatwole in directing drilling and exploration activities at MacArthur. Mr. Akright has been granted an option to purchase 50,000 shares at a price of $2.93.

Mr. Eugene Spiering – VP exploration is the qualified person responsible for the preparation of this news release.

A map showing locations of drill-holes reported in this release is available on the company’s website at www.quaterraresources.com. Expanded information on the company’s projects is also described on our website or contact Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com.

Quaterra Resources Inc. (TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

“Thomas Patton”

Thomas Patton, President, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

QUATERRA RESOURCES INC.
MacArthur Copper Project
Chalcocite Zone
Drill Hole intercepts - 28 September 2007
Table 1

	Angle	From	To	Thickness	Total Cu
Drill Hole	Brg / Dip	feet	feet	feet	percent
QMCC-1	0º/-90º	119.0	149.0	30.0	0.20
		179.0	204.0	25.0	0.14
		224.0	264.0	40.0	0.54
		289.0	303.6	14.6	0.36

QMCC-2	0º/-90º	34.0	115.3	81.3	0.21
		127.0	222.7	95.7	0.24
		320.0	339.0	19.0	0.17
		351.2	416.8	65.6	0.18

QMCC-3	0º/-90º	107.0	334.0	227.0	0.22
including		286.0	334.0	48.0	0.41
		399.1	416.8	17.7	0.21

QMCC-4	0º/-90º	42.1	87.0	44.9	0.23
including		72.0	87.0	15.0	0.39

QMCC-5	0º/-90º	154.0	217.6	63.6	0.17

QMCC-6	0º/-90º	88.3	98.3	10.0	0.15

QMCC-7	0º/-90º	5.0	23.0	18.0	0.15
		89.0	134.0	45.0	0.19
		239.0	275.1	36.1	0.42

QMCC-8	0º/-90º	304.0	314.0	10.0	0.14

QMCC-9	0º/-90º	142.4	152.5	10.1	0.12
		254.0	264.0	10.0	0.14

QMCC-10	0º/-90º	95.5	144.0	48.5	0.44
including		119.0	144.0	25.0	0.74
		159.0	199.0	40.0	0.20

QMCC-11	0º/-90º	94.0	194.0	100.0	0.16
including		145.0	158.7	13.7	0.25

QUATERRA RESOURCES INC.
MacArthur Copper Project
Copper Oxide Zone
Drill Hole intercepts - 28 September 2007
Table 2

	Angle	From	To	Thickness	Total Cu
Drill Hole	Brg / Dip	feet	feet	feet	percent
QMT-1	0º/-90º	0.0	145.0	145.0	0.22
including		50.0	120.0	70.0	0.31
		170.0	210.0	40.0	0.15

QMT-2	210º/-55º	0.0	245.0	245.0	0.29
including		40.0	170.0	130.0	0.38

QMT-3	0º/-90º	0.0	120.0	120.0	0.24
		220.0	275.0	55.0	0.19

QMT-4	0º/-90º	37.7	84.0	46.3	0.50
		110.5	174.0	63.5	0.17
		186.7	228.7	42.0	0.22
		274.0	304.3	30.3	0.31

QMT-5	195º/-57º	36.8	112.0	75.2	0.15
		182.0	206.0	24.0	0.21

REGULATORY NOTE
The samples from the MacArthur drilling program are prepared and assayed by ISO/IEC 17025 certified American Assay Laboratories (AAL) located in Sparks, Nevada and by Skyline Laboratories in Tucson, Arizona which is accredited in international quality standards through ISO/IEC 17025, with CAN-P-1579 for specific registered tests through the Standards Council of Canada. At both laboratories, total copper is analyzed using atomic absorption (AA) spectroscopy, with acid soluble content determined by leaching with weak sulfuric acid and/or a weak sulfuric acid-ferric sulfate mixture.